SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SEAGATE TECHNOLOGY

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Shares, $0.00001 par value

(Title of Class of Securities)

G79455104

(CINS Number of Common Shares Underlying Class of Securities)

Seagate Technology

P.O. Box 309, Ugland House

Grand Cayman KY1-1104, Cayman Islands

(345) 949-8066

Attention: Corporate Secretary

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Kenneth M. Massaroni Senior Vice President, General Counsel and Corporate Secretary Seagate Technology 920 Disc Drive Scotts Valley, California 95066 (831) 438-6550	William H. Hinman Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, California 94304 (650) 251-5000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
Not applicable	Not applicable

*                 Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Form or Registration No.: Not applicable
Filing Party: Not applicable	Date Filed: Not applicable

☒         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On September 18, 2009, Seagate Technology (“Seagate” or the “Company”) filed a Definitive Proxy Statement for the 2009 Annual General Meeting of Shareholders of Seagate (the “2009 AGM”) to be held on October 28, 2009 (the “Proxy Statement”), which contains a proposal to approve a possible stock option exchange program for employees other than the Company’s executive officers subject to the restrictions under Section 16 of the Securities Exchange Act of 1934, as amended, and directors (the “Stock Option Exchange Program”), which will be submitted to shareholders at the 2009 AGM. In connection with the Stock Option Exchange Program, Seagate is herewith filing (or incorporating by reference herein):

(a)          the Proxy Statement, as Exhibit 99.1;

(b)         an email from Joy L. Nyberg, Vice President, Human Resources, of the Company, to all employees dated September 18, 2009, regarding the Stock Option Exchange Program, attached hereto as Exhibit 99.2;

(c)          a list of Frequently Asked Questions sent to all employees on September 18, 2009 regarding the Stock Option Exchange Program, attached hereto as Exhibit 99.3; and

(d)         a presentation to investors, “Option Exchange Overview” attached hereto as Exhibit 99.4, which was first disseminated by the Company on September 18, 2009.

Neither the Proxy Statement nor the communications and presentations attached as exhibits to this Schedule TO constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Stock Option Exchange Program will only be commenced, if at all, if the Company’s shareholders approve the Stock Option Exchange Program.

The Stock Option Exchange Program has not yet commenced. Seagate will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Stock Option Exchange Program. Option holders should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Stock Option Exchange Program.

Seagate shareholders and option holders will be able to obtain the written materials described above and the other documents filed by Seagate with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by Seagate with the SEC by directing a written request to: Seagate Technology, 920 Disc Drive, Scotts Valley, California, 95066, Attention: Investor Relations.

Item 12. Exhibits

Exhibit Number	Description

99.1	Proxy Statement for the 2009 Annual General Meeting of Shareholders (filed with the SEC on September 18, 2009, and incorporated herein by reference).

99.2	Email from Joy L. Nyberg, Vice President, Human Resources, of the Company, to all employees dated September 18, 2009, regarding the Stock Option Exchange Program.

99.3	List of Frequently Asked Questions sent to all employees on September 18, 2009 regarding the Stock Option Exchange Program.

99.4	Presentation to investors, “Option Exchange Overview”, first disseminated by the Company on September 18, 2009.